SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. _____)*
Agria Corporation

(Name of Issuer)
Ordinary Shares

(Title of Class of Securities)
G41088 108

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          ☐     Rule 13d-1(b)
          ☐     Rule 13d-1(c)
          ☑     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE
LIST OF EXHIBITS
EX-A JOINT FILING AGREEMENT

CUSIP No.	G41088 108	Page	2	of	8

1	NAMES OF REPORTING PERSONS Guanglin Lai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	5	SOLE VOTING POWER

NUMBER OF		76,330,000 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,330,000 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,330,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

60.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	G41088 108	Page	3	of	8

1	NAMES OF REPORTING PERSONS Brothers Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		76,330,000 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		76,330,000 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

76,330,000 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

60.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G41088 108	Page	4	of	8
Item 1(a).	Name of Issuer:

Agria Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 706, 7/F, Huantai Building No. 12A, South Street Zhongguancun Haidian District, Beijing 100081 People’s Republic of China

Item 2(a).	Name of Person Filing:

Guanglin Lai Brothers Capital Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Guanglin Lai Agria Corporation Room 706, 7/F, Huantai Building No. 12A, South Street Zhongguancun Haidian District, Beijing 100081 People’s Republic of China

Brothers Capital Limited c/o Guanglin Lai Agria Corporation Room 706, 7/F, Huantai Building No. 12A, South Street Zhongguancun Haidian District, Beijing 100081 People’s Republic of China

Item 2(c).	Citizenship:

Guanglin Lai — Singapore

Brothers Capital Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares

CUSIP No.	G41088 108	Page	5	of	8
Item 2(e).	CUSIP Number:

G41088 108

Item 3.	Not Applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the issuer by each of the reporting persons is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Guanglin Lai	76,330,000	60.4%	76,330,000	0	76,330,000	0

Brothers Capital Limited	76,330,000	60.4%	76,330,000	0	76,330,000	0
Brothers Capital Limited, a British Virgin Islands company, is the record owner of 76,330,000 ordinary shares of the issuer. Mr. Guanglin Lai is the sole shareholder of Brothers Capital Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Guanglin Lai may be deemed to beneficially own all of the shares held by Brothers Capital Limited.

Mr. Guanglin Lai and Mr. Zhaohua Qian are directors of Brothers Capital Limited. Each of them may be deemed to beneficially own 76,330,000 ordinary shares of the issuer held by Brothers Capital Limited. Mr. Zhaohua Qian disclaims beneficial ownership of these shares.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

CUSIP No.	G41088 108	Page	6	of	8
Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

CUSIP No.	G41088 108	Page	7	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 31, 2008

Guanglin Lai	/s/ Guanglin Lai
Guanglin Lai

Brothers Capital Limited	By:	/s/ Guanglin Lai
	Name:	Guanglin Lai
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement